SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                             (Amendment No. 16)<1>

                            Dole Food Company, Inc.
                            -----------------------
                              (Name of Issuer)

                                Common Stock
                           -------------------------
                        (Title of Class of Securities)

                                 256605105
                                 ---------
                               (CUSIP Number)

                               Roberta Wieman
                           10900 Wilshire Boulevard
              Los Angeles, CA  90024 Telephone (310) 824-1023
              -----------------------------------------------
              (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               April 5, 1999
                               -------------
           (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.


    (Continued on following pages)           (Page 1 of 9 Pages)

<1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 256605105                         Page 2 of 9

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       David H. Murdock

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [ ]
                                                          (b) [x]
3      SEC USE ONLY

4      SOURCE OF FUNDS*
       PF, BK, WC, AF

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS              [ ]
       IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH:

       7       SOLE VOTING POWER
               12,204,162

       8       SHARED VOTING POWER
               None

       9       SOLE DISPOSITIVE POWER
               12,204,162

      10       SHARED DISPOSITIVE POWER
               None

      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
             12,500,074

      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)   [X]
             EXCLUDES CERTAIN SHARES<*>

      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             21.8%

      14     TYPE OF REPORTING PERSON<*>
             IN

<*>  See instructions before filing out!

CUSIP NO. 256605105                                Page 3 of 9

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     FLEXI-VAN LEASING, INC.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                        (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     BK, WC, AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

     7     SOLE VOTING POWER
           1,240,310

     8     SHARED VOTING POWER
           NONE

     9     SOLE DISPOSITIVE POWER
           1,240,310

    10     SHARED DISPOSITIVE POWER
               NONE

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,240,310

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [x]
     EXCLUDES CERTAIN SHARES<*>

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.2%

14   TYPE OF REPORTING PERSON<*>
     CO

<*> See Instructions Before Filing Out!

This Schedule 13D, as previously amended, relating to the Common Stock of Dole Food Company, Inc. ("Dole"), is hereby further amended with respect to the items set forth below. This amendment is being filed to report the acquisition of 616,800 shares of Dole Common Stock by one of the Reporting Persons.


Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety by substituting the following:

On April 5, 1999, Dole had outstanding 57,048,894 shares of
Common Stock, according to information provided by Dole as of such date.

Mr. Murdock has beneficial ownership of 12,500,074 (approximately 21.8%) of the outstanding shares of Dole Common Stock. Of such shares, 10,882,982 shares are held by Mr. Murdock as sole trustee of the Murdock Trust, and of those shares, 2,875,000 shares are pledged pursuant to the forward purchase contract described below. In accordance with Rule 13d-3(d)(1)(i), this computation of shares beneficially owned by Mr. Murdock includes 295,912 shares issuable upon exercise of Dole employee stock options, 1,240,310 shares (approximately 2.2% of the issued and outstanding shares of Dole) held by Flexi-Van, and 80,870 shares (less than 1% of the issued and outstanding shares of Dole) held by Mr. Murdock's sons, David H. Murdock, Jr. and Justin M. Murdock. The shares reported held by Mr. Murdock's sons include 40,432 shares previously reported as held for the benefit of one of Mr. Murdock's son, which shares have been distributed to Mr. Murdock's son. As permitted by Rule 13d-4, Mr. Murdock disclaims beneficial ownership within the meaning of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 ("1934 Act") of the 80,870 shares of Dole held by his sons.

On August 8, 1996, Mr. Murdock, as sole trustee of the Murdock Trust, entered into an underwriting agreement for the sale in an underwritten public offering of 2,875,000 shares of the Common Stock of Dole at $39.25 per share, less underwriting discount, fees and expenses. A Registration Statement on Form S-3 with respect to such offering was filed with the Securities and Exchange Commission on July 10, 1996 and, as subsequently amended, was declared effective August 8, 1996. The sale was consummated on August 14, 1996.

On August 8, 1996, the Murdock Trust also entered into the Contract with the Dole Food Automatic Common Exchange Security Trust ("Exchange Trust"), a trust not affiliated with Dole or Mr. Murdock, relating to the disposition of a maximum of 2,875,000 additional shares (subject to adjustment) ("Exchange Shares") of the Common Stock of Dole held by the Murdock Trust.

On August 14, 1996, the Exchange Trust completed a public offering of the Automatic Common Exchange Securities
("TracesTM/SM") and the Murdock Trust received $91,261,722
($31.7438 per share), representing the price for the Contract before expenses and fees.

The Contract requires delivery to the Exchange Trust on August 15, 1999 ("Exchange Date") of a number of shares of Common Stock equal to the maximum amount of Exchange Shares of Common Stock subject to the Contract multiplied by the Exchange Rate, unless the Murdock Trust elects to pay the then current market price (as determined in accordance with the Contract, the "Current Market Price") of that number of Exchange Shares in cash to the Exchange Trust. The Exchange Rate is equal to (i) if the then Current Market Price of the Common Stock is less than $47.125 per share (the "Appreciation Threshold Price") but equal to or greater than $39.25 per share (the "Initial Price"), an amount equal to the Initial Price divided by the then Current Market Price, (ii) if the then Current Market Price is equal to or greater than the Appreciation Threshold Price, .8329 and (iii) if the then Current Market Price is less than the Initial Price, 1.0, subject in each case to certain antidilutive and similar adjustments.

The Murdock Trust retains the right to vote the Exchange Shares and receive dividends and other distributions on the Exchange Shares subject to the Contract during the term of the Contract. The Exchange Shares have been pledged to secure the obligations of the Murdock Trust under the Contract. The occurrence of certain defaults by the Murdock Trust under the Contract would cause the acceleration of the Contract and of the required delivery of the Exchange Shares (or other eligible collateral), cash or a combination thereof. Under these arrangements, the Murdock Trust retains an interest in appreciation, if any, in the market price of the Exchange Shares above (but will not realize a decline, if any, in the market price of the shares below) the Initial Price.

The Murdock Trust holds 431,000 TracesTM/SM issued by the Exchange Trust (or approximately 14.9% of the outstanding TracesTM/SM issued by the Exchange Trust).

All the transactions of the Reporting Persons in Dole Common
Stock effected since the most recent filing on Schedule 13D
(Amendment 15 to this Statement filed March 15, 1999) are described on Schedule B, which is incorporated herein by reference. These purchases were effected through brokers on the New York Stock Exchange.

Neither of the persons filing this Statement nor to the best of their knowledge any executive officer or director of Flexi-Van has any right in the next sixty days to acquire, directly or indirectly, any shares of Dole Common Stock, except under Dole employee stock options referenced above or in Schedule A. Neither of the persons filing this Statement nor to the best of their knowledge any of the executive officers or directors of Flexi-Van owns or has since March 15, 1999 effected any transactions in the Common Stock of Dole, except as described in Schedule A, filed with Amendment 15 to this Schedule 13D, or Schedule B.

Mr. Murdock makes investment decisions and directs the voting of proxies relating to the Common Stock of Dole held by the Murdock Trust and Flexi-Van. In view of the investment and voting power vested in him, Mr. Murdock should be deemed a beneficial owner for purposes of Section 13(d) of the 1934 Act of the securities so owned by the Reporting Persons. The Reporting Persons disclaim any interest in or ownership of the shares held by the executive officers and directors of Flexi-Van whose interests were reported on Schedule A, filed with Amendment 15 to this
Schedule 13D.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated this 6th day of April, 1999.




/s/ David H. Murdock
-----------------------------
David H. Murdock, as an individual and as
Trustee of the David H. Murdock Living Trust,
dated May 28, 1986, as amended


FLEXI-VAN LEASING, INC.

By:  /s/ David H. Murdock
     -----------------------------
David H. Murdock, as Chairman of the Board
and Chief Executive Officer of
Flexi-Van Leasing, Inc.

                           SCHEDULE B

              LIST OF PURCHASES OF THE COMMON STOCK
                               OF
                     DOLE FOOD COMPANY, INC.
                             BY THE
                  DAVID H. MURDOCK LIVING TRUST

Date of Purchase    Number of Securities    Price per Security*

3/18/99                  43,700                  $29.812
                         26,300                  $29.875
                         75,000                  $29.750
                          5,000                  $29.938

3/19/99                  11,600                  $30.000
                          1,700                  $30.062
                          4,900                  $30.125
                          2,600                  $30.250
                            500                  $30.375
                          3,100                  $30.344
                          3,200                  $30.500

3/22/99                   8,700                  $30.000
                          3,300                  $29.938
                            400                  $29.875
                         12,000                  $29.812
                            800                  $29.750
                         10,300                  $29.688
                            500                  $29.625
                          8,800                  $29.781

3/23/99                   1,900                  $29.625
                          2,200                  $29.562
                         10,100                  $29.500
                          3,100                  $29.438

3/24/99                   7,000                  $30.000
                         34,700                  $29.938
                         25,500                  $29.875
                          1,300                  $29.562
                          2,000                  $29.500

3/25/99                     800                  $30.062
                         10,900                  $30.000
                          8,800                  $29.875
                          2,200                  $29.812
                          2,200                  $28.750

3/26/99                   9,400                  $29.938
                          9,500                  $29.875
                          5,700                  $29.812
                            400                  $30.000

3/29/99                   5,000                  $29.312
                          6,000                  $29.562
                          4,500                  $29.500
                         10,000                  $29.375
                         12,000                  $29.688
                          5,600                  $29.750
                         60,200                  $29.548

3/30/99                  25,000                  $29.375
                         10,000                  $29.312

3/31/99                   9,400                  $29.438
                          5,500                  $29.375
                          2,500                  $29.562
                          2,000                  $30.375
                         16,200                  $30.500
                            300                  $30.312
                          2,000                  $30.625
                          9,000                  $30.562
                            500                  $30.438

4/5/99                   12,900                  $29.250
                          5,000                  $29.375
                            200                  $29.438
                          9,100                  $29.500
                         15,000                  $29.562
                            300                  $29.625
                            500                  $29.688
                          2,000                  $29.812
                          1,000                  $29.875
                          1,000                  $29.938
                          3,000                  $30.000

4/6/99                   10,000                  $29.062
                         11,000                  $29.250

*   exclusive of brokerage fees